UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Motus GI Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

62014P108
(CUSIP Number)

Samuel A. Waxman
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632014P108
1	NAMES OF REPORTING PERSONS Orchestra BioMed, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,051,498 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,051,498 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,051,498 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 (1) Consists of 2,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), held directly and 51,498 shares of Common Stock held by Accelerated Technologies, Inc., a wholly owned subsidiary of Orchestra BioMed, Inc.

CUSIP NO. 632014P108

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on February 14, 2019 (the “Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined have the meanings given to them in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following information:

On December 31, 2019, the Reporting Person acquired Accelerated Technologies, Inc., which owned 51,498 shares of Common Stock of the Issuer.  The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Person (the “Covered Persons”) are listed on Schedule I hereto.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On December 31, 2019, the Reporting Person acquired Accelerated Technologies, Inc., which owned 51,498 shares of Common Stock of the Issuer, at a per share value of $4.49 per share, with the consideration received in the form of the Reporting Person’s securities.

CUSIP NO. 632014P108
ITEM 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference herein. The percentages set forth in Row 13 of the cover page filed herewith is calculated based upon 28,796,017 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2019.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
Nature of Transaction	Date	Number of Shares	Weighted Average Price Per Share
Private Acquisition(1)	12/31/19	51,498	$3.39

(1) On December 31, 2019, the Reporting Person acquired Accelerated Technologies, Inc., which owns 51,498 shares of Common Stock, at a per share value of $4.49 per share, with the consideration received in the form of the Reporting Person’s securities.

For information relating to the beneficial ownership of Common Stock, and transactions effected in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D by the Covered Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

CUSIP NO. 632014P108
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020	Orchestra BioMed, Inc.

	By:	/s/ David P. Hochman
Name: David P. Hochman Title: Chief Executive Officer

CUSIP NO. 632014P108

Schedule I to Schedule 13D

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identify and Background.

Capitalized terms in this Schedule I have the meanings assigned to them in the Schedule 13D to which this Schedule I is attached. The following table sets forth as to each of the Covered Persons: (a) his/her name, (b) his/her residence or business address and (c) his/her present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation (“PPO”)	Name, Principal Business and Address of PPO
David P. Hochman	150 Union Square Drive New Hope, PA 18938	Chief Executive Officer of the Reporting Person Formerly Managing Partner of OMV LLC (as of 12/31/2019)
OMV LLC
150 Union Square Drive
New Hope, PA 18938
OMV was an investment firm managing funds whose principal holdings were securities of the Reporting Person and the issuer.  The Reporting Person continues to hold securities of the issuer.

Darren R. Sherman	150 Union Square Drive New Hope, PA 18938	President and Chief Operating Officer of the Reporting Person Formerly Managing Partner of OMV LLC (as of 12/31/2019)
OMV LLC
150 Union Square Drive
New Hope, PA 18938
OMV was an investment firm managing funds whose principal holdings were securities of the Reporting Person and the issuer.  The Reporting Person continues to hold securities of the issuer.

C. Evan Ballantyre	150 Union Square Drive New Hope, PA 18938	Chief Financial Officer of the Reporting Person

CUSIP NO. 632014P108
Geoffrey W. Smith	11 Time Square Suite 1500A New York, NY 10036	Managing Partner of Digitalis Ventures, LLC, a Delaware limited liability company
Digitalis Ventures, LLC
11 Times Square
Suite 1500A
New York NY 10036
Digitalis Ventures is a venture capital firm that invests in fundamental new ideas in math and science to address complex health problems.

Jason Aryeh	34 Sumner Road Greenwich, CT 06831	Managing General Partner of JALAA Equities, LP, a Connecticut Limited Partnership	JALAA Equities LP 34 Sumner Road Greenwich, CT 06831 JALAA Equities is a private hedge fund focused on the biotechnology and medical device sections
Eric S. Fain, M.D.	3900 Essex Lane Houston, TX 77027	President and Chief Executive Officer of Procyrion, Inc., a Texas corporation
Procyrion, Inc.
3900 Essex Lane
Houston, TX 77027
Procyrion is a medical device company focused on the treatment of heart failure through a development of a safe and innovate percutaneous mechanical circulatory support device.

Eric A. Rose, M.D.	31 East 62nd Street New York, NY 10065	Executive Chairman of the Board of Directors of SIGA Technologies, Inc., a Delaware corporation	SIGA Technologies 31 East 62nd Street New York, NY 10065 SIGA Technologies is a commercially-staged pharmaceutical company focused on serious unmet medical needs and bio threats.
(d) None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Covered Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship for each of the Covered Persons is United States.

Issuer Securities Owned, and transactions in Issuer’s Securities, by Covered Persons

David P. Hochman beneficially owns an aggregate of 344,568 shares of Common Stock of the Issuer (less than two percent), including 214,211 shares held directly and through currently exercisable stock options and warrants over which he has sole voting and dispositive power, and 130,357 shares held indirectly over which he has shared voting and dispositive power by virtue of his status as a co-trustee and beneficiary of the NSH 2008 Family Trust.  Certain of these securities were acquired from Orchestra Medical Ventures II, L.P. (“OMV II”) pursuant to OMV II’s distribution of all of its securities of Issuer on a pro rata basis to its members, for no consideration, on 12/31/2019.  Mr. Hochman previously reported all securities owned by OMV II as beneficially owned. This amount excludes stock options and restricted stock units that rest more than 60 days from the date hereof.

Darren R. Sherman beneficially owns an aggregate of 121,800 shares of Common Stock of the Issuer (less than one percent), all of which are held directly and through currently exercisable stock options and warrants over which he has sole voting and dispositive power. Mr. Sherman previously reported all securities owned by OMV II as beneficially owned.

Geoffrey Smith beneficially owns an aggregate 1,607,163 shares of Common Stock of the Issuer (5.6%), attributable to him as a result of his position as a Managing Member of ABV, LLC, which serves as the general partner of Ascent Biomedical Ventures, II, L.P. and Ascent Biomedical Ventures Synecor, L.P., which directly own shares and warrants exercisable for shares of the Issuer, as to which he shares voting and dispositive power.

No other Covered Person holds shares of Common Stock in the Issuer.

Except as set forth in Item 2(a), the Covered Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Covered Persons in the sixty (60) days preceding the date of this Amendment No. 1 to the Schedule 13D:

Name	Nature of Transaction	Date	Number of Shares	Weighted Average Price Per Share
Hochman & Sherman	Private Disposition(1)	12/31/19	51,498	$3.39
Hochman	Acquisition from the Issuer(2)	2/6/20	20,000	$0.00
Sherman	Acquisition from the Issuer(2)	2/6/20	12,500	$0.00
Hochman	Acquisition from the Issuer(3)	2/6/20	20,000	$0.00
Sherman	Acquisition from the Issuer(3)	2/6/20	12,500	$0.00

(1)  On December 31, 2019, Mr. Hochman and Mr. Sherman sold Accelerated Technologies, Inc. to the Reporting Person at a per share value of $4.49 per share, with the consideration received in the form of the Reporting Person’s securities.
(2)  On February 6, 2020, Mr. Hochman was granted 20,000 Common Stock restricted stock units pursuant to the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”) and Mr. Sherman was granted 12,500 Common Stock restricted stock units pursuant to the 2016 Plan, which represent a contingent right to receive one share of Common Stock.  The restricted stock units vest as to 50% of the shares on February 6, 2021 and the remaining restricted stock unit shares vest on February 6, 2022.
(3) On February 6, 2020, Mr. Hochman was granted 20,000 stock options pursuant to the 2016 Plan and Mr. Sherman was granted 12,500 stock options pursuant to the 2016 Plan. The options become exercisable with respect to 50% of the shares on February 6, 2021 and the remaining options become exercisable on February 6, 2022.